EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-250065, as amended) on Form S-3 of Baker Hughes Holdings LLC of our reports dated February 11, 2022, with respect to the consolidated statements of financial position of Baker Hughes Holdings LLC and subsidiaries as of December 31, 2021 and 2020, and the related consolidated statements of income (loss), comprehensive income (loss), changes in members’ equity, and cash flows for the three-years ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2021, which appear in the December 31, 2021 annual report on Form 10-K of Baker Hughes Holdings LLC.

/s/ KPMG LLP

Houston, Texas

February 11, 2022